PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

05007605

12th April 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 24th March and 12th April 2005:

"Preliminary Results for the year ended 31 December 2004"
"Board Change"

Yours faithfully

Stephen Huddle
Company Secretary

Enc.

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

BOARD CHANGE

Premier announces the decision by Finance Director John van der Welle to leave the Company to pursue other challenges, after six years with the Company. John will remain as Finance Director until 30 June 2005.

The Company expects to announce John's replacement in the near future.

Sir David John, Chairman, said:

'John van der Welle joined the Premier Board at a difficult time in early 1999 and has played a key role in transforming the group's finances and profitability over the last six years. We understand his desire to seek a new challenge and wish him the very best for the future.'

John van der Welle said:

'I have thoroughly enjoyed all my time at Premier, and with the Company in excellent financial shape the time is now right for me to leave and seek a new opportunity elsewhere. I will now be working to ensure an orderly handover to my successor.'

12 April 2005

Enquiries:

Premier Oil plc **020 7730 1111**
Sir David John
Simon Lockett, Chief Executive
John van der Welle

College Hill **020 7457 2020**
Jim Joseph
Nick Elwes

PremierOil

Premier Oil plc
Preliminary Results for the year ended 31 December 2004

Premier is a leading independent exploration and production company with gas and oil interests principally in the UK, Asia and West Africa

Highlights

Financials

- Profit after tax up 57% to US$43.8 million (2003: ongoing operations US$27.9 million)
- Healthy cashflow – operating cashflow after interest and tax of US$109.8 million (2003: ongoing operations US$135.8 million)
- Ungeared balance sheet with net cash balances up at US$19.6 million
- £10 million share buy-back programme

Operational achievements

- Production ahead of budget – 34,700 boepd (2003: ongoing operations 35,100 boepd)
- Booked working interest reserves higher at 177 mmboe
- Six exploration and appraisal drilling successes - over 50% success rate
- Record gas exports from Premier's operated West Natuna gas project, in Indonesia
- Acquired stakes in promising exploration acreage offshore Vietnam and onshore Egypt

2005 Outlook

- 16 exploration and appraisal wells currently planned
- Mauritanian and Indonesian oil and gas developments on-track

Chief Executive Officer

- Further to the announcement last September, Operations Director Simon Lockett takes over as CEO from today. Charles Jamieson remains on Premier's Board until end June 2005

Sir David John, Chairman, commented:

"Premier's 2005 objective is to add significant value for shareholders through its planned 16 well exploration and appraisal programme, and by capturing commercial deals. The strong financial position, as reflected in our excellent 2004 results and ungeared balance sheet, provides the firepower to do so."

24 March 2005

Enquiries:

Premier Oil plc **020 7730 1111**
Simon Lockett
John van der Welle

College Hill **020 7457 2020**
Jim Joseph
Nick Elwes

CHAIRMAN'S STATEMENT

Our results for 2004, both operating and financial, have been built on the benefits of the restructuring in 2003, good exploration results and commercial deals, particularly in Mauritania, together with high oil prices. This has established an excellent foundation to continue to deliver strong performance.

Financial and Operating Performance

As announced in October 2004, Premier is reporting its results in US dollars for the first time. As this is the currency of the oil and gas business, the Board believes that the US dollar accounts will give a clearer picture of the performance of the group's business, minimising the impact of US dollar exchange rate fluctuations.

In 2004 profits after tax were US$43.8 million (2003: US$66.5 million). On a comparative basis, net profits increased by 57% (2003: US$27.9 million from 'ongoing operations' reflecting the restructuring completed in September 2003). This profit improvement largely reflects higher oil prices and lower interest charges following the restructuring. Operating cashflow after taxes and interest amounted to US$109.6 million (2003: ongoing operations US$135.8 million) and, at year-end Premier was debt-free with net cash balances of US$19.6 million (2003: US$12.7 million). We are therefore currently fully funding our capital expenditure on fields, developments and exploration/appraisal from operating cashflow, keeping the balance sheet strong in order to preserve financial flexibility.

Production for the year, on a working interest basis, was broadly flat at 34,700 barrels of oil equivalent per day (boepd) (2003: ongoing operations 35,100 boepd). Our producing fields are performing well and have exceeded planned levels in the first quarter of 2005. We continue to focus on maintaining world class health, safety and environmental performance and, in Indonesia our operated West Natuna gas facility passed a milestone in June 2004 of three years continuous operation without a lost time incident. Field development work on West Natuna, and the Chinguetti field in Mauritania has progressed well.

Oil and gas proven and probable booked reserves at year-end amounted to 177 million barrels of oil equivalent (mmboe) on a working interest basis. These reserves have been confirmed by independent review. Total recoverable resources, including discoveries not yet booked pending appraisal/commercialisation, have increased by 10 mmboe to an estimated 210 mmboe.

On the exploration front, participation in 11 exploration and appraisal wells yielded a good success ratio of 50% or more for the second year running. Six successes were recorded in 2004, comprising Gajah

Baru in Indonesia, Sinapa-2 in Guinea Bissau, the Tevet discovery and three Tiof appraisal wells in Mauritania. Further appraisal and commercialisation work is planned in respect of these discoveries.

Board

Following the implementation in the revised Combined Code of the Higgs report on the role and effectiveness of non-executive directors, which is effective for 2004, the Board has undertaken its first formal independent evaluation, the outcome of which was extremely satisfactory.

A major focus for the non-executive directors in 2003 and 2004 has been the appointment of a successor to Chief Executive, Charles Jamieson. A thorough selection process was carried out looking at both external and internal candidates. I am delighted that the decision taken was to promote Simon Lockett, whose appointment was announced in September 2004. Simon has been with Premier for ten years, fulfilling a number of roles, most recently as Operations Director, and he takes over as Chief Executive with effect from today. Charles remains an executive director and will retire in June 2005 after twenty-five years with the Company, the last thirteen years as Chief Executive. On behalf of the Board, employees and shareholders, I would like to take this opportunity to thank him for his outstanding contribution to the successful development of your Company, which has never been in better shape. I wish Charles the best of good fortune for the future.

Shareholder Returns

I am pleased to report that Premier shares have increased in value by 350% over the five years to 22 March 2005, making the Company a top ten performer in the FTSE 250. Our objective remains to reward shareholders principally through share price growth, and to consider returns via share buy-backs or special dividends, when appropriate.

In December 2004, the Board authorised a share buy-back programme of up to £10 million. In our view the then prevailing share price was significantly below our valuation of net assets per share, and the Company has benefited from a cashflow surplus above the needs of the business, due to the high oil price. A successful programme was carried out at an average price of £5.32 per share, adding to remaining shareholders' value per share. Further share purchases will be considered in the appropriate market conditions.

Outlook

At the end of 2004, the Board carried out a review of the Company's strategy. The existing policy of growing net asset value per share, and hence share price, through exploration success and commercial

deal-making, was endorsed with renewed emphasis on the commercial front. An ungeared balance sheet and strong cashflow from production give us an excellent foundation for investments in our focus countries in Asia and Africa. In 2005 we are undertaking an exciting exploration programme of up to 16 wells in 8 countries, and will continue our search for attractive new commercial opportunities.

Sir David John KCMG
Chairman

FINANCIAL REVIEW

Economic Environment

In 2004, sustained strong economic growth, particularly in Asia, has driven the demand for crude oil. This was compounded by disruptions to supply and political uncertainty in the Middle East, as a result of which prices continue to remain supported at historically high nominal levels into 2005. The Brent oil price commenced the year at US$29.9 per barrel and grew steadily throughout the period, peaked at US$49.6 per barrel in October, and fell to US$39.5 per barrel in December, averaging US$38.3 per barrel for the year (2003: US$28.8 per barrel).

Following US dollar weakness against the pound in 2002 and 2003, the US dollar/pound rate opened 2004 at US$1.79 and remained broadly stable into the fourth quarter of the year, following which the dollar weakened markedly against the pound to end the year at US$1.92.

Profit and Loss Account

In October, Premier announced its intention to adopt the US dollar as the reporting currency of the group going forward, with the accounts for the year ended 31 December 2004 being the first to be published in US dollars. The majority of Premier's revenue and expenditure is transacted in US dollars as it is the functional currency of the upstream oil and gas industry. By adopting the US dollar for reporting purposes, the Board believes that the accounts will give a clearer picture of performance of the group's business, minimising the impact of US dollar exchange rate fluctuations.

Comparative numbers for 2003 provided in these results were originally reported in sterling, and have been translated at the appropriate US dollar/pound rates prevailing during the period. The rates used are an average rate of US$1.63 for profit and loss items and a year-end rate of US$1.79 for balance sheet items.

As explained in the 2003 results, the profit and loss account for that year has been analysed to show profit relating to 'ongoing operations', i.e. those assets retained after the restructuring. This provides the most comparable reference for the 2004 results.

Profit after tax for 2004 was US$43.8 million (2003: US$66.5 million), which compares with US$27.9 million from 2003 ongoing operations, an increase of 57%. As foreshadowed in the interim results announced in September 2004, net profit in the second half was somewhat lower than in the first half due to the transition in 2004 in Indonesia from cost recovery to profit oil/gas on the Anoa field.

Production levels in 2004, on a working interest basis, averaged 34,700 boepd compared with 35,100 boepd in 2003. On an entitlement basis, production was 31,500 boepd (2003: 33,200 boepd). Realised oil prices averaged US$29.92 per barrel (bbl) compared with US$27.2 per bbl the previous year.

Gas prices averaged US$3.24 per thousand standard cubic feet (mscf) (2003: US$3.28 per mscf). The average gas price has not risen in line with oil prices due to there being a greater proportion of lower unit price gas production from Pakistan. Additionally gas prices in Indonesia, indexed to high sulphur fuel oil, have not increased in line with the Brent oil price.

Turnover, including the group's share of the joint venture in Pakistan, was 7% lower than 2003 ongoing operations at US$251.8 million (2003: US$420.0 million and ongoing operations US$270.4 million), mainly as a result of lower levels of entitlement production.

Cost of sales was down from 2003 ongoing operations by US$12.7 million at US$108.4 million. Including the joint venture, total cost of sales was US$129.0 million (2003: US$182.8 million and ongoing operations US$136.9 million). Based on total cost of sales, underlying unit operating costs amounted to US$5.80 per barrel of oil equivalent (boe) (2003: US$5.52 per boe), an increase from the previous year mainly due to the impact of fixed costs as production declines in the UK, together with sterling costs in the UK being translated at a higher US dollar exchange rate. Underlying unit amortisation amounted to US$4.90 per boe, the same as in the previous year.

Exploration expenditures written-off for the year amounted to US$14.3 million (2003: US$19.9 million), representing final costs incurred in respect of Albania (US$1.5 million) from where we have withdrawn, and various new business expenses in other areas (US$12.8 million).

Administrative costs have fallen by US$3.6 million to US$15.5 million, reflecting lower overheads post the restructuring and costs associated with the long term incentive plan in 2003. Operating profits, including the joint venture, were US$93.0 million (2003: US$94.5 million ongoing operations) with the fall from 2003 ongoing operations resulting from the lower turnover, partly offset by the lower cost of sales and exploration write-off.

Net interest expenses totalled US$2.8 million, down from US$20.0 million for 2003 ongoing operations, due to lower levels of debt as a result of the restructuring. In addition foreign exchange losses of US$3.0 million arose from the translation of sterling liabilities (2003: loss US$1.3 million).

Consequently, pre-tax profits were 19% higher at US$87.2 million (2003:US$73.2 million) as compared with 2003 ongoing operations. The taxation charge totalled US$43.4 million (2003: US$45.3 million), broadly the same as the corresponding period.

Earnings per share amounted to 53 cents, an increase of 8.4% on the previous year.

Cashflow

Cashflow from operating activities, as reported in the cashflow statement which excludes the joint venture in Pakistan, amounted to US$124.4 million, down from US$224.9 million in 2003 due to lower production following the restructuring. After deducting interest and taxes, operating cashflow was US$70.5 million, a decrease of US$43.1 million. Including the cashflows from the joint venture, operating cashflows after interest and taxes were US$109.6 million, which compares with US$135.8 million from ongoing operations in 2003. The reduction reflects the lower level of cashflow as UK production has declined together with payments in 2004 relating to the long term incentive plan liabilities at the end of 2003. There was a net inflow of US$32.2 million in the period from the joint venture in Pakistan.

Capital expenditure in the period was US$95.6 million (2003: US$52.6 million), with total capital expenditure at US$104.5 million including the joint venture (2003: US$70.1 million). The increase is due to the inclusion of costs on the Chinguetti development project and an increase in exploration expenditure. Total capital expenditure comprised US$34.4 million on fields/developments, US$57.3 million on exploration and appraisal activities, with other expenditure of US$2.6 million. In addition, expenditure of US$10.2 million was incurred in the acquisition of an additional share in our Mauritanian acreage including Chinguetti.

Net cashflow, including the joint venture but before movements relating to short-term deposits and financing, amounted to US$4.9 million.

Net Cash

At the start of the year, net cash, including the Pakistan joint venture net cash of US$4.8 million, was US$12.7 million. At the end of 2004 the benefit of net cashflows from operations resulted in an increased net cash balance of US$19.6 million, including balances in the Pakistan joint venture. This comprised US$59.6 million of cash balances and investments and drawdown of US$40 million from the bank revolving credit facility of US$150 million. The balance sheet of the group at the end of 2004 therefore remained ungeared.

Hedging and Risk Management

It is group policy that all transactions involving derivatives must be directly related to the underlying business of the group. No speculative transactions are undertaken. Premier has undertaken oil and gas hedging periodically within Board approved limits, to protect operating cashflow against weak prices.

Hedging for 2004 has been undertaken almost exclusively with zero cost collars, with oil price floors at US$20.0 per barrel and a ceiling price averaging US$29.4 per barrel. Approximately one third of Indonesian gas production was also covered using zero cost collars at a floor price of US$118 per metric tonne of high sulphur fuel oil (HSFO) and a ceiling price of US$181.3 per metric tonne. These hedges produced a combined opportunity loss of US$23.0 million for the year (2003: loss US$6.5 million), resulting from the unexpectedly high oil prices in 2004. This amount has been deducted in turnover.

Hedges for 2005 are in place for the first half of the year only. These have been entered into using zero cost collars covering 900,000 barrels of oil representing 49% of anticipated liquids production in the first half of 2005 at a floor price of US$21.0 per barrel and a ceiling price of US$34.5 per barrel. In addition 60,000 metric tonnes of HSFO, representing the equivalent of 45% of Indonesian gas production for the first half of 2005, has been covered at a HSFO floor price of US$121.0 per metric tonne and a ceiling price of US$196.7 per metric tonne. No hedges have been undertaken covering the period beyond the end of June 2005, and no hedges have been put in place since March 2004.

The change to reporting of the group's results in US dollars considerably reduces the group's exposure to unexpected currency movements. Exchange rate exposures now relate almost exclusively to sterling receipts and expenditures and these have not been hedged during the year.

Cash balances are invested in a range of floating rate bank deposits, managed liquidity funds and commercial paper, subject to Board approved limits. The group undertakes an insurance programme to reduce the potential impact of the physical risks associated with the exploration and production activities. In addition, business interruption cover is purchased for a proportion of the cashflow from producing fields.

Adoption of International Financial Reporting Standards

The Council of the European Union requires all EU listed companies to report consolidated results using endorsed International Financial Reporting Standards (IFRS) with effect from 1 January 2005 (including comparatives for 2004).

Premier has established a project team that is managing the transition to IFRS. The project team is working alongside the UK Oil Industry Accounting Committee to ensure that it has an approach to adoption consistent with the industry, and is looking at all aspects of the requirement, including the wider business issues that may arise from such a major change. We expect the group to be fully prepared for adoption of IFRS by the required dates in 2005.

Differences between our current accounting practices and IFRS are likely to be in respect of fixed assets, deferred tax, joint ventures, employee costs (including pension benefits), oil and gas hedges and any other areas affected by relevant developments in the International Accounting Standards Board's standard setting process and final endorsement by the EU.

The process of transition is well advanced, although not complete. We are currently preparing reconciliations of the results for 2003 and 2004 and we will release this information to the stock market and on the Premier web site (www.premier-oil.com), before the announcement of the 2005 interim results in September 2005.

OPERATIONAL REVIEW

Exploration and Appraisal

Premier is committed to a strategy for growth in shareholder value through investing in an extensive and high quality exploration programme. Each year we elect to drill the best of our large portfolio of exploration opportunities, choosing to drill a varied and exciting suite of wells. We believe it is important to spread investment over a number of high potential opportunities rather than focussing too narrowly.

Premier participated in 11 exploration and appraisal wells in 2004, the same as 2003. This was a slightly lower number than the plan for 12 – 18 wells, due to a greater focus on development drilling by the operator in Mauritania, and operational delays in Gabon and India where drilling is now scheduled for 2005. However, the programme yielded six successes – Gajah Baru-2 in Indonesia, the Tevet and Tiof 3, 4 and 5 wells in Mauritania and Sinapa-2 offshore Guinea Bissau. Overall the programme has yielded a 50%, or better, success rate for each of the two successive years since our restructuring was announced.

The programme for 2005 includes drilling in West Africa, South and South East Asia. Up to five wells are under consideration in Mauritania, with other West African wells offshore Gabon (Iris, Themis) and Guinea Bissau on the Esperanca block. Exploration wells are in progress in India (Lakkhi-1) and Egypt (Al Amir-1), and later in the year we expect to commence drilling up to 2 wells offshore Vietnam and at least one (Macan Tutul) in block A offshore Indonesia.

Production and Reserves

Working interest production for 2004 averaged 34,700 boepd. Comparable production from 2003 from ongoing operations post the restructuring was 35,100 boepd, and total annualised production (including assets disposed in the restructuring) amounted to 53,600 boepd in that year. Whilst in the first two months of 2005 production of 36,600 boepd has out-performed our budget, we currently estimate 2005 annual production at an average of about 32,000 boepd.

Production comprised one third liquids and two thirds gas, with the UK and Indonesia each accounting for 35% of the total, with Pakistan the remainder. Working interest production in Indonesia is allocated between the government and Premier in accordance with the relevant production sharing agreements. On an entitlement basis, group production for the year was 31,500 boepd.

Production (boepd)	Working Interest			Entitlement	
	2005 Year to date (End Feb.)	2004	2003 Ongoing Operations	2004	2003 Ongoing Operations
UK	12,700	11,900	15,300	11,900	15,300
Pakistan	12,600	10,300	8,100	10,300	8,100
Indonesia	11,300	12,500	11,700	9,300	9,800
Total	36,600	34,700	35,100	31,500	33,200

Proven and probable reserves, on a working interest basis, based on Premier and operator estimates, increased slightly to 177 mmboe, as follows:

Reserves (mmboe)	
Start of 2004	175
Production	(12)
Revisions	6
Acquisition	8
End of 2004	177

At year end reserves comprised 20% liquids and 80% gas, and the equivalent volume on an entitlement basis amounted to 157 mmboe (2003: 155 mmboe).

Revisions represent increases mainly in the Wytch Farm, Kyle, Bhit and Indonesia Block A fields, partly offset by minor downgrades to the Scott and Kakap fields. The increases result from better than expected reservoir performance and the impact of new field data. The acquisition volume reflects the completion of the purchase of our interest in the Chinguetti field.

There has been considerable discussion recently over the disclosure of oil and gas reserves by upstream companies, particularly under SEC definitions applicable for reporting in the US, relating to the narrower proved category. Premier reports its reserves on the proven and probable basis in accordance with the UK Statement of Recommended Practice (SORP) issued by the Oil Industry Accounting Committee dated July 2001.

It has been the Premier Board's practice in finalising its annual results to compare its reported reserve estimates with those estimated by independent reporting engineers DeGolyer and MacNaughton, to provide additional support for our public disclosures and financial statements. In view of the current

focus on reserve disclosures, the Board has decided for this year to publish the DeGolyer and MacNaughton proven and probable reserve estimate for fields which have been booked as at the end of 2004. This amounted to working interest reserves of 179 mmboe on a comparable basis. It is not intended to publish an independent reserve estimate each year.

Discoveries made in the year in Indonesia and West Africa have not been recorded in booked reserves pending completion of ongoing appraisal and commercialisation work. Including these discoveries, unbooked reserves in the process of being commercialised in respect of uncontracted gas in Indonesia, together with the Tevet and Tiof discoveries in Mauritania, gives increased total working interest resources of approximately 210 mmboe.

Europe

Premier's production base in the UK is mainly oil from several mature fields and represents a valuable cashflow source. It also provides an opportunity to capture upside potential from incremental investment which reduces the rate of decline, and by managing costs. Production in the UK amounted to 11,900 boepd (15,300 boepd in 2003). This represents a decrease of some 22% on last year's level due to natural declines. However, in the year to date, 2005 production has risen to 12,700 boepd as incremental investments in the second half of 2004 have been brought onstream.

The Wytch Farm oil field contributed net production of 4,700 boepd to Premier, down 16% on last year. Following the planned rig upgrade completed in the first quarter 2005, the infill drilling campaign has successfully arrested production decline in the offshore area under Poole Bay. A further three new infill wells in the offshore area are planned to be drilled in 2005, and a project to enhance oil recovery by injection of low salinity water is being progressed towards sanction in 2006.

Premier's net production from Kyle was 4,200 boepd, down 24% on 2003. This was primarily due to natural decline and the planned shut-in of the Kyle 14 well from early June to October. This well produces from the Paleocene reservoir and has now been successfully tied back to the nearby Ramform Banff floating production, storage and offtake vessel (FPSO). The well was brought back on-stream at a rate of in excess of 4,000 barrels of oil per day (bopd) gross, ahead of expectation, and is currently producing at a gross rate of around 3,700 bopd of dry oil.

Following negotiation with the Banff operator in 2004, the Kyle partners further agreed to tie-back the remaining Kyle wells to the Banff FPSO, and this is expected to take place this summer. As a result of this negotiation an all inclusive processing and transportation tariff has been agreed which will substantially reduce operating costs and allow the extension of field life to up to end 2015. Plans for a

compression upgrade at Banff, gas lift of wells and further infill drilling are also under consideration. Gross field rates are currently around 6,500 bopd and 35 mmscfd of gas.

In the Fife Area, Premier's net production was 2100 boepd from the Fife, Fergus, Flora and Angus fields with natural decline successfully managed by optimisation of existing water injection and gas lift facilities. Scott and Telford (700 boepd) accounted for the majority of the remainder of net UK production.

On the exploration front, Premier operated the Criollo-1 well on block 21/10b-5 in the Outer Moray Firth. This high risk well did not find the targeted Buzzard sands but encountered good quality thick sands of an older age. These sands have now been mapped in another area of the same block and a prospect has been generated for potential future drilling.

Premier was successful in acquiring new acreage in the UKCS 22nd Licence Round with 11 blocks awarded, four of which we operate. The blocks are located in the central and southern North Sea. Technical work is underway to see if attractive prospects for drilling in 2006 and beyond can be generated.

In Albania, early in the year, Premier concluded its withdrawal from the Patos Marinze project.

South Asia

Premier's interests in South Asia are in Pakistan, where we are well established having been active for 15 years, with production from four gas fields and a long term exploration programme, and in India where we are at the early stages of exploring in the North East of the country.

In Pakistan, 2004 was another successful year for Premier with net production averaging 10,300 boepd, an increase of 28% over the prior year (2003: 8,100 boepd). The increase in production was due to 2004 being the first full year of production from the Bhit and Zamzama fields commissioned in 2003 and expansion of Qadirpur plant capacity from 400 to 500 mmscfd completed in March 2004, where average net production rose to 3,100 (2003: 2,500 boepd).

Zamzama produced a net average of 3,500 boepd during the year (2003: 2,400 boepd). For the Zamzama phase 2 development, a term sheet for the sale of 150 mmscfd has been initialled by the gas buyer Sui Southern Gas Company Limited (SSGCL) and joint venture partners. The term sheet has been approved by SSGCL and sent to the Oil and Gas Regulatory Authority for approval. First gas is expected in mid 2007.

Following the successful appraisal of the Badhra field in the Kirthar licence south east of Bhit, a Development and Production Lease was awarded in 2004. Development of Badhra reserves is now planned along with Bhit phase 2, with expected gas production in mid 2007. Studies for the Bhit plant capacity enhancement are also underway. The Bhit field produced 2,700 boepd during the year (2003: 2,000 boepd).

The Zarghun South Development and Production Lease has been signed with the Government of Pakistan. Premier's interest of 3.75% is to be carried by the operator during the development and production phases of the field. A draft gas sales agreement for the supply of 22 mmscfd has also been initialled by SSGCL and the joint venture and is in the process of formal approval. Production is expected in mid 2007.

During 2004, the Kadanwari field production continued to decline to 1,000 boepd (2003: 1,200 boepd). However, with the tie-in of the successful exploration well Kadanwari West-1 at the start of 2005, and another well planned in the Kadanwari West area, this declining trend will be arrested.

Exploration in the Dumbar licence area was completed with the drilling of our last committed exploration well Chung-1. The well was declared a dry hole and the licence has been relinquished. The Company was awarded a new exploration licence, Jhangara, in mid 2004. The licence is due to be signed in April 2005 and preparations to drill the Maliri well, a prospect close to the Badhra field, are underway.

Elsewhere in Pakistan, Premier is participating in the Shell operated Indus Offshore block 2365-1. Interpretation of the 3D suggests that a number of large oil-prone prospects lie in the western portion of the block, comprising Tertiary sand channels draped over 4-way dip closed structures. The acreage is located in deep water and, to mitigate the likely high well cost, all parties in the group are farming down their working interests in the block, leaving Premier holding a 12.5% equity stake. Plans are underway to drill a well in 2005/2006.

In India, in Assam, Premier has deployed pioneering seismic techniques to process data from such environments which are well known to present imaging difficulties. This technology is not widely shared across the industry and was developed as part of our programme looking at thrust belts in other similar exploration areas.

In our operated Cachar block in Southern Assam, a 230km 2D seismic survey was completed in difficult jungle terrain. The survey was undertaken over a four month period, with a workforce of some 1600 personnel at its peak, and was successfully completed without a lost time incident.

Interpretation of this new seismic, together with existing geological and geophysical data, has confirmed our view that the block is prospective for large accumulations of hydrocarbons. A decision has recently been taken to drill an exploration well on the Masimpur prospect. Road and site construction will commence after the monsoon season, and the well is expected to spud in the first quarter of 2006.

Premier believes that the target has the potential to be charged with gas and if successful could represent a playmaker well – proving the presence of significant gas reserves east of Bangladesh. This would have a strong influence on the proposed development of inter-country gas pipeline infrastructure in the region.

The farm-out of 35% equity in the Cachar block to Indian Oil Corporation was also completed following government approval, and Premier's interest in the block has been reduced to 49%.

In the Jaipur block in Upper Assam, construction of the road and well site for our first exploration well, Lakkhi-1, was completed and drilling is due to commence imminently. In addition, geological field studies have revealed further leads which may mature into drillable prospects during 2005.

The Company is continuing to seek opportunities to expand its portfolio in India.

South East Asia

The backbone of our business in South East Asia is our interest in the West Natuna gas project in Indonesia, supplying gas under a long term sales contract to Singapore. This is through our interests in the Natuna Sea block A and Kakap production sharing contracts (PSCs) from which we also produced some 2,400 bopd in 2004.

Gas export from the operated block A Anoa Gas Export facility has reached record levels, with average gross gas production of 140.3 mmscfd. In the fourth quarter, offtake by the gas buyer SembGas reached such high levels that at times gas was supplied above the contract maximum rate.

Oil production from Anoa averaged 3,079 boepd gross, down on the prior year as the oil reservoir continues to deplete. Overall, net production from Indonesia amounted to 12,500 boepd, up 8% from the prior year on a comparable basis, excluding production attributable to the share of block A sold as part of the restructuring which completed in 2003.

During the year, three work-over wells were drilled and successfully re-completed as gas producers which have since been brought on-line. These wells have under-pinned our deliverability capability. In addition engineering work has commenced on the West Lobe Wellhead Platform, which is planned to access gas reserves in the West Lobe area of the Anoa field. Front-end engineering and design was

completed and followed by the award of an engineering, procurement, construction and installation contract. Development drilling is scheduled for 2006 with production from the new facility now planned to commence later in that year.

Our focus on maintaining world class health, safety and environmental performance continues, and in June 2004 a further milestone was reached with three years of continuous operation of the Anoa facilities without a lost time incident.

Discussions with SembGas on a further gas sales contract continued in 2004 as gas demand and supply has increased above existing contractual maximum rates. We currently believe that Singapore will continue to take gas at these higher rates under the existing contract into the medium term. On this basis we have commenced discussions with Malaysia, and are looking at the domestic market in Indonesia, to develop further opportunities for long term gas sales.

The Gajah Baru-2 appraisal well was successfully completed in October 2004. The Gajah Baru field is located 25km from Anoa. The well encountered the target Miocene reservoirs in the Arang formation, following the identification of a thick sand channel using state of the art seismic processing techniques. Subsequent to this well, the reserves were independently certified at an increased 372 billion standard cubic feet of gas, equivalent to 67 mmboe. These reserves, being the lowest cost developable gas in the area, will either form part of deliveries under the existing sales contracts or be developed to fulfil future gas sales contracts, when agreed.

Premier's drilling operation established a new world record depth interval for the 'drilling with casing' technique when13? inch casing was drilled from the seabed to a depth of 2214 feet below the rig floor, thereby making significant cost savings on drilling. In 2005, it is intended to drill the Macan Tutul exploration prospect of block A, and a second well on the block is under discussion with joint venture partners.

Elsewhere in the region, in May 2004 Premier announced the acquisition of two large tracts of acreage offshore Vietnam, in the South Nam Con Son basin, close to the maritime border with Indonesia.

The first, blocks 12E & 12W, gave Premier an equity share of 75% and operatorship of two blocks which already have the Dua oil and gas discovery and a number of undrilled prospects. The geology of the blocks is very similar to that of the Indonesian block A area. Premier acquired an extensive 1500km 2D seismic programme on the block during 2004 to develop candidates for 2005 drilling. Premier is currently acquiring 3D seismic over the Dua field in 2005 in advance of field appraisal drilling.

The second tract acquired was an interest in adjacent block 7 & 8/97 in the oil prone area south east of the Dua discovery. Unlike exploration areas further south, this area has not been explored for some three decades owing to a border delineation negotiation with Indonesia. Following a recent 2D seismic survey we are in the process of identifying prospects for future drilling.

In January 2004, Premier signed a service contract (SC43) covering the Ragay Gulf and adjacent land areas in the Philippines. A work programme of geological studies has identified a prospective trend of pinnacle carbonate reefs close to the shoreline and onshore hydrocarbon seeps in the western part of the acreage. Premier is currently preparing to acquire transition zone seismic data in 2005 to delineate structures better. The area is considered very under-explored, frontier acreage. It has been accessed at very low commitment cost and has the playmaking potential for a material number of moderate, but economic, oil prospects as drilling candidates.

Africa

Premier's interests in Africa are concentrated offshore West Africa – Mauritania, Guinea Bissau and Gabon, with a position acquired in 2004 onshore Egypt.

During the year, development of the Chinguetti oil field in Mauritania, was commenced. The Woodside led joint venture sanctioned the field development in PSC Area B, some 90 km west of the Mauritanian capital Nouakchott, in May, following Government of Mauritania approval.

Currently the project is just over 50% complete and on schedule to meet planned first oil at the end of the first quarter 2006, although an earlier start date is possible. The field has proven and probable reserves estimated at around 120 million barrels of oil and the initial gross production rate is expected to be about 75,000 barrels of oil per day (6,100 bopd net Premier). Following government back-in our equity interest is 8.12%. The capital cost of the project is currently estimated to be approximately US$630 million (US$51million net to Premier).

Initial field development includes 6 sub-sea production wells and 5 water injection wells for pressure support with flow-lines to a permanently moored FPSO, Berge Helene, in 800m water depth with storage capacity of 1.6 million barrels. Surplus gas not required for the field will be re-injected into a nearby reservoir via a single gas injection well. Drilling began on schedule in September 2004.

Exploration and appraisal drilling in Mauritania commenced in the second half of the year with three exploration wells – Tevet, Capitaine and Merou, and three appraisal wells – Tiof 3, 4 and 5. The West Navigator and Stena Tay drilling rigs are engaged on a combination of exploration, appraisal and Chinguetti development wells in an intensive drilling programme which continues through 2005. The

first exploration well, Tevet-1, was a success, discovering oil in a structure close to, and in shallower water than, the Chinguetti field. The potential of a valuable early tie-back to Chinguetti is under evaluation, and it is likely that the discovery will be appraised in 2005.

Following Tevet-1, the Capitaine and Merou wells were drilled in a deepwater setting of 1500-1700m, further west. The first, Capitaine-1, was drilled at a location where the thick sand-filled channel that deposited the Chinguetti field sands has run onto a deeper water salt dome structure. This well encountered thick target reservoir sands but was water wet. This is now considered to be due to the lack of hydrocarbon charge at this location.

The second well, Merou-1, was drilled on another deepwater salt dome feature, this time down-dip of the Tiof field. Merou-1 failed to find thick reservoir sands at the selected well location. This structure may still have further potential at a different location and is being evaluated as a candidate for a possible future follow-up well.

All of the exploration and appraisal wells have given us valuable information both on reservoir distribution and on the hydrocarbon source for this acreage. This is being integrated with new seismic data and information from a new electromagnetic technology survey acquired in the area, to develop a number of targets for future drilling. Candidates are currently being evaluated and a return to exploration drilling is planned for later in 2005.

The appraisal wells at Tiof have provided significant control on the distribution of oil and gas within the Tiof channel area. By the end of 2003, we had encountered three reservoir units in Tiof, revealed on 3D seismic by the variations in reflector amplitude response encountered in Tiof-1 and Tiof West. Tiof-4 proved the presence of oil bearing sands in the low-amplitude areas of the field and also the occurrence of a fourth reservoir zone beneath these. This has allowed the operator Woodside to estimate gross recoverable resources of some 287 million barrels of oil (corresponding to approximately 1 billion barrels of oil in place).

More recently, the Tiof-6 well was also a success with production testing completed in February 2005, and was suspended as a potential future oil production well after flowing at a stable rate of approximately 9,150 barrels per day. Further appraisal work is expected in 2005 prior to considering a decision to sanction a development project later in the year.

In Guinea Bissau, Premier commenced drilling the offshore Sinapa salt diapir prospect in February 2004. The significance of this well is that it proves the hydrocarbon play in the basin, reducing the risk of prospects identified in this area by showing that they can be charged and can trap oil. The well successfully penetrated the target reservoir and found oil on the flank of the diapir. A thicker and even

more mature than expected source rock interval was found overlying oil bearing sandstone. Uniquely for this area, a 300m thick Albian reservoir interval that was encountered comprising an upper, low permeability oil bearing sandstone from which oil samples were recovered, above a good quality water wet sandstone. Future studies are planned to determine if oil can be recovered commercially from the upper unit, utilising modern reservoir stimulation and extended reach drilling techniques.

The 2005 programme is focussed on testing the remaining potential on the block. Geological studies undertaken in 2004 indicate that reservoir quality should improve in the south where we are undertaking 3D seismic acquisition over the Eirozes prospect on the Esperanca block. This will be followed by one or more exploration wells later in 2005.

In Gabon, Premier announced entry into the Iris Marin and Themis Marin PSCs. These blocks cover two shallow water exploration concessions offshore Gabon of 902km² and 607km² respectively. Both the Themis Marin and Iris Marin concessions are surrounded by proven oilfields and are close to pipelines and production infrastructure. Since these concessions were awarded in 1999, a 3D seismic survey has been acquired over the southern part of the Themis block, and from these results a number of drilling locations have been identified. The drilling of the first of two wells is being considered for summer 2005. Elsewhere in Gabon the Dussafu prospect was drilled in the year by operator Sasol, and was plugged and abandoned.

Opportunities in North Africa have been under review, and in May 2004 Premier farmed in to the Egypt North West Gemsa block which is on the onshore western side of the prolific Gulf of Suez oil basin. The Al-Amir-1 well was spudded in December 2004 following the acquisition of 3D seismic data earlier in the year. The well is currently in progress.

Premier Oil plc
Preliminary Results for the year ended 31 December 2004

Consolidated profit and loss account

	Total 2004 $ million	Ongoing Operations 2003 $ million	Total 2003 $ million
Turnover			
Group and share of joint ventures	**251.8**	270.4	420.0
Less: share of joint ventures' turnover	**(55.8)**	(41.4)	(121.4)
Group turnover	**196.0**	229.0	298.6
Cost of sales	**(108.4)**	(121.1)	(141.8)
Exploration expenditure written off	**(14.3)**	(19.9)	(19.9)
Gross profit	**73.3**	88.0	136.9
Administrative costs	**(15.5)**	(19.1)	(19.1)
Group operating profit	**57.8**	68.9	117.8
Share of joint ventures' operating profit	**35.2**	25.6	80.4
Total operating profit: Group and share of joint ventures	**93.0**	94.5	198.2
Profit on disposal of investment			2.3
Exceptional make-whole payment*			(37.5)
Net interest payable: Group	**(2.7)**	(20.0)	(20.0)
Joint ventures	**(0.1)**		(9.5)
Exchange losses	**(3.0)**	(1.3)	(1.3)
Profit on ordinary activities before tax	**87.2**	73.2	132.2
Tax: Group**	**(31.9)**	(36.5)	(45.2)
Joint ventures	**(11.5)**	(8.8)	(20.5)
Profit after tax	**43.8**	27.9	66.5
Earnings per share (cent): basic	**53.0**		48.9
diluted	**52.1**		48.1

* The payment was made to the holders of the long-term loan notes of the group under the terms of agreement which stipulated a 'make-whole' to be paid if such loan notes were to become repayable before maturity. The earlier repayment was required due to the Restructuring of the group in 2003.

** The group tax includes overseas tax charge of $24.6 million (2003: $22.0 million)

Consolidated statement of total recognised gains and losses

	2004 $ million	2003 $ million
Net profit for the year excluding share of profits of joint ventures	**20.2**	16.1
Share of joint ventures' profits for the year	**23.6**	50.4
Net profit for the year attributable to members of the parent company	**43.8**	66.5
Exchange difference on retranslation of net assets of subsidiary undertakings	**(0.4)**	5.0
Total recognised gains	**43.4**	71.5

Group reconciliation of movements in shareholders' funds

	2004 $ million	2003 $ million
Total recognised gains relating to the year	**43.4**	71.5
Restructuring adjustment	**(1.2)**	(98.9)
New shares issued	**5.2**	4.4
Shares repurchased	**(5.9)**	
Total movements during the year	**41.5**	(23.0)
Shareholders' funds at 1 January	**388.8**	411.8
Shareholders' funds at 31 December	**430.3**	388.8

Results relating to joint ventures are those of Premier-Kufpec Pakistan BV and Global Resources Ltd.

Premier Oil plc
Preliminary Results for the year ended 31 December 2004

Balance sheet

	Group 2004 $ million	Group 2003 $ million
Fixed assets		
Intangible assets	**72.0**	35.8
Tangible assets	**403.3**	368.2
Investments	**1.1**	11.5
Investments in joint ventures:		
Share of gross assets	**142.0**	141.9
Share of gross liabilities	**(49.1)**	(40.3)
Total fixed assets	**569.3**	517.1
Current assets		
Stocks	**10.8**	10.9
Debtors	**103.5**	112.9
Cash and short-term deposits	**56.8**	109.0
Total current assets	**171.1**	232.8
Creditors: amount falling due within one year	**(142.3)**	(141.7)
Net current assets	**28.8**	91.1
Total assets less current liabilities	**598.1**	608.2
Creditors: amounts falling due after one year	**(38.8)**	(99.5)
Provisions for liabilities and charges	**(129.0)**	(119.9)
Net assets	**430.3**	388.8
Capital and reserves		
Share capital	**74.6**	73.0
Share premium account	**7.0**	3.4
Profit and loss account	**348.7**	312.4
Total equity shareholders' funds	**430.3**	388.8

Approved by the Board on 23 March 2005.

Premier Oil plc
Preliminary Results for the year ended 31 December 2004

Consolidated cash flow statement

	2004 $ million	2003 $ million
Net cash inflow from operating activities	**124.4**	224.9
Returns on investment and servicing of finance		
Interest received	**2.1**	5.4
Interest paid	**(2.3)**	(34.2)
Exceptional make-whole payment		(37.5)
Loan issue costs		(1.6)
	(0.2)	(67.9)
Taxation		
UK corporation tax paid	**(5.3)**	(8.2)
UK petroleum revenue tax paid	**(23.8)**	(21.8)
Overseas taxes paid	**(24.6)**	(13.4)
	(53.7)	(43.4)
Capital expenditure and financial investments		
Payments to acquire fixed assets	**(95.6)**	(52.6)
Receipts from sale of fixed assets		8.2
Sale of listed investment		21.5
Inflow of funds from joint venture - net	**32.2**	3.3
	(63.4)	(19.6)
Acquisitions and disposals		
Restructuring proceeds		251.5
Investment of funds in the disposed joint venture		(10.9)
Transfer of cash with disposed entities		(16.3)
Restructuring costs		(21.7)
Investment in associated undertakings		(10.4)
	-	192.2
Cash inflow before management of liquid resources and financing	**7.1**	286.2
Management of liquid resources		
Net change in short-term deposits	**50.7**	112.6
	50.7	112.6
Financing		
Issue of Ordinary Share capital	**5.2**	10.3
Repurchase of shares	**(3.3)**	
Repayment of loans	**(61.2)**	(681.2)
New loans		251.2
Net cash from financing	**(59.3)**	(419.7)
Decrease in cash	**(1.5)**	(20.9)

Premier Oil plc
Preliminary Results for the year ended 31 December 2004

Notes to the accounts

1 Geographical analysis

Turnover represents amounts invoiced exclusive of sales related taxes for the group's share of oil and gas sales.

	2004 $ million	2003 $ million
Group turnover by origin and destination		
UK	**95.6**	133.0
Indonesia - destination Singapore	**100.4**	165.6
	196.0	298.6
Joint venture turnover by origin and destination		
Pakistan	**55.8**	41.4
Myanmar - destination Thailand (discontinued operations)		80.0
Total group turnover including share of joint ventures	**251.8**	420.0
Group operating profit/(loss) before exceptional items		
North West Europe	**11.7**	34.4
Far East	**60.9**	103.0
South Asia	**(0.8)**	
West Africa	**(4.6)**	(7.3)
Other overseas	**(9.4)**	(12.3)
Group operating profit	**57.8**	117.8
Share of operating profit in joint ventures - Pakistan	**35.2**	25.6
- Myanmar (discontinued operations)		54.8
Profit on disposal of investment		2.3
Net interest	**(2.8)**	(29.5)
Exceptional make-whole payment		(37.5)
Exchange losses	**(3.0)**	(1.3)
Profit on ordinary activities before tax	**87.2**	132.2
Net assets		
North West Europe	**65.8**	76.5
Far East	**150.0**	156.3
South Asia	**17.4**	10.2
West Africa	**84.8**	39.0
Other overseas	**2.6**	(2.6)
	320.6	279.4
Share of net assets of joint ventures		
Pakistan	**92.9**	101.6
	413.5	381.0
Net cash	**16.8**	7.8
Total net assets	**430.3**	388.8

2 Cost of sales

	2004 $ million	2003 $ million
Operating costs	**51.0**	68.4
Royalties		0.3
Amortisation and depreciation of tangible fixed assets:		
Oil and gas	**52.7**	69.8
Other	**1.3**	2.3
Decommissioning assets	**3.4**	1.0
	108.4	141.8

3 **Intangible fixed assets**

	Oil and gas properties					
	North West Europe	Far East	South Asia	West Africa	Other	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Group						
Cost						
At 1 January 2004	1.7	0.4	7.9	25.8		35.8
Exchange movements				0.5		0.5
Additions during the year	5.2	9.0	11.4	28.2	12.5	66.3
Transfer to tangible fixed assets	(6.9)	(4.7)		(4.7)		(16.3)
Exploration expenditure written off			(0.8)	(4.6)	(8.9)	(14.3)
At 31 December 2004	**-**	**4.7**	**18.5**	**45.2**	**3.6**	**72.0**

4 **Tangible fixed assets**

	Oil and gas properties					
	North West Europe	Far East	West Africa	Pipeline assets	Other fixed assets	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Group						
Cost						
At 1 January 2004	851.9	279.2		59.2	17.2	1,207.5
Exchange movements		0.4			1.1	1.5
Additions during the year	29.4	10.5	33.1		2.6	75.6
Transfer from intangible fixed assets	6.9	4.7	4.7			16.3
Elimination of fully written down assets					(1.9)	(1.9)
At 31 December 2004	**888.2**	**294.8**	**37.8**	**59.2**	**19.0**	**1,299.0**
Amortisation and depreciation						
At 1 January 2004	701.3	111.2		10.7	16.1	839.3
Exchange movements					0.9	0.9
Charge for the year	35.7	17.9		2.5	1.3	57.4
Elimination of fully written down assets					(1.9)	(1.9)
At 31 December 2004	**737.0**	**129.1**	**-**	**13.2**	**16.4**	**895.7**
Net book value						
At 31 December 2004	**151.2**	**165.7**	**37.8**	**46.0**	**2.6**	**403.3**
At 31 December 2003	150.6	168.0	-	48.5	1.1	368.2

5 **Group consolidated cash flow statement analysis**

a) Reconciliation of operating profit to net cash flow from operating activities	2004 $ million	2003 $ million
Operating profit	**57.8**	117.8
Amortisation	**57.4**	73.0
Exploration expenditure written-off	**14.3**	19.9
Deferred income released during the year		(9.6)
Exchange translation difference		0.5
Decrease/(increase) in stocks	**0.1**	(0.8)
(Increase)/decrease in debtors	**(7.7)**	7.8
Increase in creditors	**2.5**	16.3
Net cash inflow from operating activities	**124.4**	224.9

b) Reconciliation of net cash flow to movement in net debt	2004 $ million	2003 $ million
Decrease in cash in the period	**(1.5)**	(20.9)
Cash flow from movement in liquid resources	**(50.7)**	(112.5)
Repayment of short-tem debt		202.5
Repayment of long-term loans	**61.2**	227.5
Change in net debt resulting from cash flows	**9.0**	296.6
Opening net cash/(debt)	**7.8**	(288.8)
Net cash	**16.8**	7.8

c) Analysis of net cash	At 1 January 2004 $ million	Cash flow $ million	At 31 December 2004 $ million
Cash in hand and at bank	5.8	(1.5)	4.3
Debt due after one year	(101.3)	61.3	(40.0)
Short-term deposits	103.3	(50.8)	52.5
Total net cash	7.8	9.0	16.8

6 **Basis of preparation**

The above financial information does not represent statutory accounts within the meaning of section 240 of the Companies Act 1985.

The financial information has been prepared on the basis of the accounting policies set out in the group's 2003 statutory accounts.

Except as stated below, the comparative financial information is based upon the statutory accounts for the year ended 31 December 2003. The accounts upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies.

During the year, the group adopted the US Dollar as its reporting currency going forward, with the accounts for the year ending 31 December 2004 being the first to be reported in US Dollars. The majority of Premier's revenue and expenditure is transacted in US Dollars, by adopting the US Dollar for reporting purposes, the Board believes that the accounts will give a clearer picture of performance of the Company's business, minimizing the impact of the US Dollar exchange rate fluctuations. The comparative numbers, relating to the corresponding period in 2003, originally reported in Sterling, have been translated at the rates prevailing during the period. The rates are; US$1.63 for profit and loss items and US$1.79 for balance sheet items.

7 **Dividends**

The directors do not propose any dividend.

8 Earnings per share

The calculation of basic earnings per share is based on the profit after tax and on the weighted average number of Ordinary Shares in issue during the year. The diluted earnings per share allows for the full exercise of outstanding share purchase options and adjusted earnings.

Basic and diluted earnings per share are calculated as follows:

	Profit after tax		Weighted average number of shares		Earnings per share	
	2004 $ million	2003 $ million	2004 millions	2003 millions	2004 cents	2003 cents
Basic	43.8	66.5	82.7	136.0	53.0	48.9
Outstanding share options	0.2	0.3	1.8	3.2	*	*
Diluted	44.0	66.8	84.5	139.2	52.1	48.1

*The inclusion of the outstanding share options in the 2004 and 2003 calculations produce a diluted earnings per share.

9 External Audit

The group's external auditors, Deloitte & Touche LLP, have confirmed that they have reviewed this Preliminary Announcement and that it is consistent with the audited Accounts of the group for the year ended 31 December 2004.

10 Full accounts will be posted to shareholders on 12 April 2005 and will be available at the company's head office, 23 Lower Belgrave Street, London SW1W 0NR, from that date.

11 The Annual General Meeting will be held at The Drapers' Hall, Throgmorton Avenue, London EC2N 2DQ on Friday 6 May 2005 at 11.00am.

Premier Oil plc
Preliminary Results for the year ended 31 December 2004

Oil and gas reserves (unaudited)
Group proved plus probable reserves

	Working interest basis									
	North West Europe		West Africa	Pakistan		Far East		**Total**		
	Oil and NGL's	Gas	Oil and NGL's	Oil and NGL's	Gas	Oil and NGL's	Gas	**Oil and NGL's**	**Gas**	**Oil, NGL's and Gas**
	mmbbls	Bcf	Mmbbls	mmbbl	Bcf	mmbbls	Bcf	**mmbbls**	**Bcf**	**mmboe**
Group										
At 1 January 2004	20.2	28	1.9			7.0	386	29.1	414	110.7
Revisions[1]	2.2	1				(1.4)	12	0.8	13	3.3
Acquisitions[2]			7.8					7.8		7.8
Production	(3.3)	(5)				(0.9)	(19)	(4.2)	(24)	(8.9)
At 31 December 2004	**19.1**	**24**	**9.7**	**-**	**-**	**4.7**	**379**	**33.5**	**403**	**112.9**
Joint ventures - group share										
At 1 January 2004				1.2	416			1.2	416	64.7
Revisions[1]					15				15	2.6
Production				(0.1)	(23)			(0.1)	(23)	(3.7)
At 31 December 2004	**-**	**-**	**-**	**1.1**	**408**	**-**	**-**	**1.1**	**408**	**63.6**
Total group and group share of joint ventures										
At 1 January 2004	20.2	28	1.9	1.2	416	7.0	386	30.3	830	175.4
Revisions[1]	2.2	1			15	(1.4)	12	0.8	28	5.9
Acquisitions[2]			7.8					7.8		7.8
Production	(3.3)	(5)		(0.1)	(23)	(0.9)	(19)	(4.3)	(47)	(12.6)
At 31 December 2004	**19.1**	**24**	**9.7**	**1.1**	**408**	**4.7**	**379**	**34.6**	**811**	**176.5**
Total group and group share of joint ventures										
Proved developed	10.7	9		0.9	268	0.8	193	12.4	470	92.9
Proved undeveloped	1.3		6.5		5	1.1	115	8.9	120	32.4
Probable developed	1.6	5		0.2	113	0.7	36	2.5	154	27.9
Probable undeveloped	5.5	10	3.2		22	2.1	35	10.8	67	23.3
31 December 2004	**19.1**	**24**	**9.7**	**1.1**	**408**	**4.7**	**379**	**34.6**	**811**	**176.5**

Notes:

1. Revisions include upgrades on Wytch Farm, Kyle, Fife, Telford, Angus, Fergus and Flora, together with minor downgrades on Scott. Revisions have also been made to Block A (Anoa), Indonesia and Bhit field in PKP joint venture.
2. The acquisition was of the Chinguetti field.

Proved and probable reserves are based on operator or third-party reports and are defined in accordance with the 'Statement of Recommended Practice' (SORP) issued by the Oil Industry Accounting Committee (OIAC) dated July 2001.

The group provides for amortisation of costs relating to evaluated properties based on direct interests on an entitlement basis, which includes reflection of the terms of the Production Sharing Contracts in Indonesia. On an entitlement basis reserves increased by 2.0 mmboe, giving total entitlement reserves of 156.6 mmboe as at 31 December 2004.